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                                                                    EXHIBIT 99.1

                 CASCADES ACQUIRES ADDITIONAL SHARES OF BORALEX

MONTREAL, QUEBEC, SEPTEMBER 5, 2003 - Cascades Inc., (CAS-TSX) announces today it has acquired ownership of an additional 300,000 common shares of Boralex Inc. (BLX.A-TSX). The common shares were acquired for investment purposes through the facilities of the Toronto Stock Exchange. Cascades Inc. now owns an aggregate of 12,273,799 common shares of Boralex Inc. Cascades Inc. may, from time to time, acquire additional securities of Boralex Inc. or may continue to hold its present position.

This press release is being issued in order to comply with the disclosure requirements under applicable security laws.

CASCADES INC. IS A LEADER IN THE MANUFACTURING OF PACKAGING PRODUCTS, TISSUE PAPER AND SPECIALIZED FINE PAPERS. INTERNATIONALLY, CASCADES EMPLOYS NEARLY 14,000 PEOPLE AND OPERATES CLOSE TO 150 MODERN AND VERSATILE OPERATING UNITS LOCATED IN CANADA, THE UNITED STATES, MEXICO, FRANCE, ENGLAND, GERMANY AND SWEDEN. CASCADES RECYCLES MORE THAN TWO MILLION TONS OF PAPER AND BOARD ANNUALLY, SUPPLYING THE MAJORITY OF ITS FIBRE REQUIREMENTS. LEADING EDGE DE-INKING TECHNOLOGY, SUSTAINED RESEARCH AND DEVELOPMENT, AND 39 YEARS OF EXPERIENCE IN RECYCLING ARE ALL DISTINCTIVE STRENGTHS THAT ENABLE CASCADES TO MANUFACTURE INNOVATIVE VALUE-ADDED PRODUCTS. CASCADES' COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

CERTAIN STATEMENTS IN THIS RELEASE, INCLUDING STATEMENTS REGARDING FUTURE RESULTS AND PERFORMANCE, ARE FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) BASED ON CURRENT EXPECTATIONS. THE ACCURACY OF SUCH STATEMENTS IS SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING, BUT NOT LIMITED TO, THE EFFECT OF GENERAL ECONOMIC CONDITIONS, DECREASES IN DEMAND FOR THE COMPANY'S PRODUCTS, INCREASES IN RAW MATERIAL COSTS, FLUCTUATIONS IN SELLING PRICES AND ADVERSE CHANGES IN GENERAL MARKET AND INDUSTRY CONDITIONS AND OTHER FACTORS LISTED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS, INCLUDING BUT NOT LIMITED TO THE OFFERING MEMORANDUM DATED JANUARY 31, 2003

                                      -30-

FOR FURTHER INFORMATION:                       SOURCE:

Mr. Andre Belzile                              Monsieur Robert F. Hall
Vice-President and Chief Financial Officer     Vice-President, Legal Affairs and
Cascades Inc.                                  Corporate Secretary
(819) 363-5168                                 Cascades Inc.
abelzile@cascades.com                          (819) 363-5116
                                               rhall@cascades.com